

March 18, 2011

Timothy A. Dawson
Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue
Jackson, Mississippi 39209

> **Re:** **Cal-Maine Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 29, 2010**
> **Filed August 2, 2010**
> **File No. 000-04892**

Dear Mr. Dawson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 29, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Sales, page 20

1.   Please refer to your tabular disclosure of egg quantities produced, egg quantities purchased, average farm production cost per dozen of eggs produced, and average price per dozen of eggs purchased. Based upon the amounts that have been disclosed, it appears that "cost of sales," as reported on your consolidated statements of income, may include costs that have not been attributed to "farm production" or egg purchases. If so, please expand your disclosure to (i) describe and quantify any other material costs that are reported within "cost of sales" and (ii) discuss any material changes in those costs, if applicable. In addition, if the amounts disclosed for "farm production costs" include

"feed costs," revise your disclosure to clarify that fact. Please provide your proposed revised disclosure as part of your response.

Contractual Obligations, page 27

2.   Please expand your contractual obligations table to include scheduled interest payments on your outstanding debt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief